Exhibit 11:

OIL-DRI CORPORATION OF AMERICA AND SUBSIDIARIES
Computation of Earnings Per Share
(in thousands, except per share amounts)

	For the Three Months Ended January 31,		For the Six Months Ended January 31,
	2022	2021	2022	2021
Net income available to stockholders	$2,002	$4,299	$2,587	$8,283
Less: Distributed and undistributed earnings allocated to non-vested restricted stock	(110)	(201)	(113)	(398)
Earnings available to common shareholders	$1,892	$4,098	$2,474	$7,885
Shares Calculation
Average shares outstanding - Basic Common	5,077	5,150	5,095	5,149
Average shares outstanding - Basic Class B Common	1,939	1,934	1,930	1,930
Potential Common Stock - Basic Common - relating to non-vested restricted stock	109	102	116	115
Potential Common Stock - Basic Class B Common - relating to non-vested restricted stock	26	33	36	42
Average shares outstanding - Assuming dilution	7,151	7,219	7,177	7,236
Net Income Per Share: Basic Common	$0.29	$0.62	$0.38	$1.20
Net Income Per Share: Basic Class B Common	$0.22	$0.47	$0.28	$0.89
Net Income Per Share: Diluted Common	$0.28	$0.61	$0.37	$1.17
Net Income Per Share: Diluted Class B Common	$0.22	$0.46	$0.28	$0.88

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